As filed with the Securities and Exchange Commission on September 16, 2013

Registration No. 333-189405

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SOLARCITY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	4931	02-0781046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3055 Clearview Way

San Mateo, California 94402

(650) 638-1028

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lyndon R. Rive

Chief Executive Officer

SolarCity Corporation

3055 Clearview Way

San Mateo, California 94402

(650) 638-1028

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven V. Bernard Michael A. Occhiolini Michael E. Coke Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Seth R. Weissman Phuong Y. Phillips SolarCity Corporation 3055 Clearview Way San Mateo, California 94402 (650) 638-1028	Thomas J. Ivey Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated September 16, 2013

2,800,000 Shares

SolarCity Corporation is offering 2,800,000 shares of common stock, par value $0.0001 per share, pursuant to this prospectus.

Elon Musk, the chairman of our board, and Lyndon R. Rive, our chief executive officer, have indicated their intent to purchase up to an aggregate of 560,000 shares of common stock in this offering from the underwriters at the public offering price.

Concurrently with this offering, we are offering up to $100.0 million aggregate principal amount of convertible notes, assuming no exercise of the underwriters’ over-allotment option (or up to $115.0 million aggregate principal amount of our convertible notes if the underwriters in the convertible notes offering exercise their over-allotment option in full), pursuant to a separate registration statement. The offering of shares pursuant to this prospectus is contingent upon the closing of the convertible notes offering, and the concurrent offering of our convertible notes is contingent upon the closing of the offering of the shares hereunder.

Our common stock is listed on the NASDAQ Global Market under the symbol “SCTY.” On September 13, 2013, the closing sale price of our common stock was $34.23 per share.

See “Risk Factors” beginning on page 9 to read about important factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional 420,000 shares of common stock from us at the offering price less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares sold on the date hereof to investors in book-entry form through The Depository Trust Company on or about                     .

Goldman, Sachs & Co.	Credit Suisse	BofA Merrill Lynch	J.P. Morgan

Prospectus dated                , 2013

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the documents incorporated by reference in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, the documents incorporated by reference in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to in the sections of this prospectus entitled “Incorporation by Reference” and “Where You Can Find More Information.”

i

INCORPORATION BY REFERENCE

The rules of the Securities and Exchange Commission, or SEC, allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 27, 2013, or the Form 10-K;

•	the information specifically incorporated by reference into the Form 10-K from our Definitive Proxy Statement on Schedule 14A filed on April 30, 2013;

•

our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed with the SEC on May 15, 2013, and for the quarter ended June 30, 2013 filed with the SEC on August 9, 2013 or the Form 10-Q;

•	our Current Reports on Form 8-K filed with the SEC on February 14, 2013, May 29, 2013, June 7, 2013, June 13, 2013, June 24, 2013, August 19, 2013 and September 10, 2013; and

•	the description of our common stock contained in our Registration Statement on Form 8-A (SEC File No. 001-35758), filed with the SEC on December 6, 2012.

Notwithstanding the foregoing, we are not incorporating by reference any documents, portions of documents, exhibits or other information that is deemed to have been furnished to, rather than filed with, the SEC.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference the exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

SolarCity Corporation

Attention: Investor Relations

3055 Clearview Way

San Mateo, CA 94402

investors@solarcity.com

(650) 963-5920

ii

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements may be made directly in this prospectus or may be incorporated into this prospectus by reference to other documents. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed in such statements and no assurance can be given that the results in any forward-looking statement will be achieved. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements in this prospectus.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important risk factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. These factors include those appearing under the heading “Risk Factors” in this prospectus, the factors discussed below and any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any obligation to subsequently update or revise any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events. Some of the factors that we believe could affect our results include:

•	the impact that existing electric utility industry regulations, and changes to those regulations, may have on demand for the purchase and use of solar energy systems;

•	our reliance on net metering and related policies to offer competitive pricing to our customers in some of our key markets;

•	our dependence on the availability of rebates, tax credits and other financial incentives;

•	our dependence on the regulatory treatment of third-party owned solar energy systems;

•	determinations by the Internal Revenue Service or the U.S. Treasury Department of the fair market value of our solar energy systems;

•	our ability to finance solar energy systems through financing arrangements with fund or other types of investors;

•	the retail price of utility-generated electricity or electricity from other energy sources; and

•	the costs of being a public company, including Sarbanes-Oxley Act compliance.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

iii

SUMMARY

This summary highlights information appearing elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in common stock offered hereby. You should carefully read the entire prospectus, including the section entitled “Risk Factors,” along with the financial data and related notes and the other documents that we incorporate by reference into this prospectus. Except as otherwise indicated or otherwise required by the context, references in this prospectus to “we,” “us,” “our,” “SolarCity,” the “company” or the “Issuer” refer to the combined business of SolarCity Corporation and its subsidiaries.

SolarCity

Our Vision for Better Energy

We sell renewable energy to our customers at prices below utility rates. Our long-term agreements generate recurring customer payments and position us to provide our growing base of customers with other energy products and services that further lower their energy costs. We call this “Better Energy.”

Overview

The demand for Better Energy is allowing us to install more solar energy systems than any other company in the United States. We believe this significant demand for our energy solutions results from the following value propositions:

•

We lower energy costs.    Our customers buy renewable energy from us for less than they currently pay for electricity from utilities with little to no up-front cost. They are also able to lock in their energy costs for the long term and insulate themselves from rising energy costs.

•

We build long-term customer relationships.    Most of our customers agree to a 20-year contract term, positioning us to provide them with additional energy-related solutions during this relationship to further lower their energy costs. At the end of the original contract term, we intend to offer our customers renewal contracts.

•	We make it easy. We perform the entire process, from permitting through installation, and make it simple for customers to switch to renewable energy.

•

We focus on quality.    Our top priority is to provide value and quality service to our customers. We have assembled a highly skilled team of in-house professionals dedicated to the highest engineering standards, overall quality and customer service.

We currently serve customers in 14 states, and we intend to expand our footprint internationally, operating in every market where distributed solar energy generation is a viable economic alternative to utility generation. We generate revenue from a mix of residential customers, commercial entities such as Walmart, eBay and Intel, and government entities such as the U.S. Military. Since our founding in 2006, we have provided or contracted to provide systems or services to more than 68,000 customers. Every five minutes of the working day a new customer makes the switch to Better Energy. In addition, aggregate contractual cash payments that our customers are obligated to pay over the term of our long-term customer agreements have grown at a compounded annual rate of 109% since 2009. We structure these customer agreements as either leases or power purchase agreements. Our lease customers pay a fixed monthly fee with an electricity production guarantee. Our power purchase agreement customers pay a rate based on the amount of electricity the solar energy system actually produces.

Our long-term lease and power purchase agreements create high-quality recurring customer payments, investment tax credits, accelerated tax depreciation and other incentives. Our financial strategy is to monetize these assets at the lowest cost of capital. We share the economic benefit of this lower cost of capital with our customers by lowering the price they pay for energy. Historically, we have monetized the assets created by substantially all of our leases and power purchase agreements via financing funds we have formed with fund investors. In general, we contribute the assets to the financing fund and receive upfront cash and retain a residual interest. The allocation among us and the fund investors of the economic benefits as well as the timing of receipt of such economic benefits varies depending on the structure of the financing fund. We use a portion of the cash received from the financing fund to cover our variable and fixed costs associated with installing the related solar energy systems. We invest the excess cash in the growth of our business.

Most of our customer relationships begin when we enter into long-term energy contracts. These long-term energy contracts serve as a gateway for us to perform energy efficiency evaluations and facilitate energy efficiency upgrades for our residential customers. During an energy efficiency evaluation, our proprietary software enables us to capture, catalog and analyze all of the energy loads in a home to identify the most valuable and actionable solutions to lower energy costs. We then offer to facilitate the appropriate upgrades to improve the home’s energy efficiency. Through the first quarter of 2013, we typically acted as a general contractor and performed energy efficiency upgrades for our customers following energy efficiency evaluations and recommendations. Our current plan is to implement a new sales approach of facilitating energy efficiency upgrades through trusted third-party vendors and to transition from performing these upgrades ourselves. We also offer energy-related products such as electric vehicle charging stations and proprietary advanced monitoring software, and are expanding our product portfolio to include additional products such as on-site battery storage solutions. As our customers’ energy needs evolve over time, we believe we are well-positioned to be their provider of choice.

Market Opportunity

According to the Energy Information Agency, or EIA, in 2012, total sales of retail electricity in the United States were $363 billion. U.S. retail electricity prices have increased at an average annual rate of 3.5% and 2.5% from 2002 to 2012 for residential and commercial customers, respectively. The average annual rate increase in the states where we operate has been higher. For example, in Hawaii, retail electricity prices have increased at an average annual rate of 9.1% and 9.5% from 2002 to 2012 for residential and commercial customers, respectively. Despite these increasing U.S. retail electricity prices, U.S. electricity usage has continued to grow over the past 10 years.

Across the United States, many utility customers are paying retail electricity prices at or above our current blended electricity price of 14.1 cents per kilowatt hour, or kWh. Based on EIA data, in 2011 approximately 377 terawatt hours, or TWh, of the retail electricity sold in the United States was priced, on average, at or above our current blended electricity price. The volume of sales in TWh at or above this rate increased approximately 267% from 2001 to 2011. In dollar terms, 2011 data suggests a U.S. market size of $63 billion at an electricity price at or above 14.1 cents per kWh. Using historical annual growth rates for residential and commercial retail electricity prices for 2002 to 2012 and flat electricity consumption, the implied U.S. market size at or above 14.1 cents per kWh increases to $185 billion, or 1,069 TWh, by 2018.

As a result of rising energy prices, the market for energy efficiency solutions is expected to grow significantly. According to an October 2012 report by Navigant Research, the energy efficient housing market will expand rapidly over the remainder of the decade, growing from an annual market value of

$14 billion in 2012 to almost $84 billion by 2020. This sector consists primarily of the installation and deployment of energy efficiency products and services, including energy efficiency-related engineering, construction, services, technical support and equipment.

Rising retail electricity prices, coupled with inelastic demand, create a significant and growing market opportunity for lower cost retail energy. SolarCity sells cleaner, cheaper energy than utilities.

Our Approach

We have developed an integrated approach that allows our customers to switch to Better Energy in a simple and cost-efficient manner. The key elements of our integrated approach are:

•	Sales. We have structured our sales organization to efficiently engage prospective customers, from initial interest through customized proposals and, ultimately, signed contracts.

•	Financing. We provide multiple pricing options to our customers to help make renewable, distributed energy affordable.

•	Engineering. We have developed software that simplifies and expedites the custom design process and optimizes the energy production of each solar energy system.

•	Installation. We obtain all necessary building permits and handle the installation of our solar energy systems. By managing these logistics, we make the installation process simple for our customers.

•

Monitoring and Maintenance.    Our proprietary monitoring software provides both SolarCity and our customers with a real-time view of their energy generation, consumption and carbon offset through an easy-to-read application available on smartphones and any device with a web browser.

•	Complementary Products and Services. Using our proprietary software, we analyze our customers’ energy usage and identify opportunities for energy efficiency improvements.

Our Strengths

We believe the following strengths enable us to deliver Better Energy:

•

Lower cost energy.    We sell energy to our customers at prices below utility rates. Our customers typically achieve a lower overall electricity bill immediately upon installation. As retail utility rates rise, our customers’ savings increase.

•	Easy to switch. By providing the sales, financing, engineering, installation, monitoring and maintenance ourselves, we offer a simple and efficient process to our customers.

•

Long-term customer relationships.    Most of our solar energy customers purchase energy from us under 20-year contracts, and we leverage these relationships to facilitate energy services and products tailored to our customers’ needs. In addition, because our solar energy systems have an estimated life of 30 years, we intend to offer our customers renewal contracts at the end of the original contract term.

•

Significant size and scale.    We believe that our size and scale provide our customers with confidence in our continuing ability to service their system and guarantee its performance over the duration of their long-term contract.

•	Innovative technology. We continually innovate and develop new technologies to facilitate our growth and to enhance the delivery of our products and services.

•

Brand recognition.    Our ability to provide high-quality services, our dedication to best-in-class engineering efforts and our exceptional customer service have helped us establish a recognized and trusted national brand.

•	Strong leadership team. We are led by a strong management team with demonstrated execution capabilities and an ability to adapt to rapidly changing market environments.

Our Strategy

Our goal is to become the largest provider of clean distributed energy in the world. We plan to achieve this disruptive strategy by providing every home and business an alternative to their energy bill that is cleaner and cheaper than their current energy provider. We intend to:

•

Rapidly grow our customer base.    We intend to invest significantly in additional sales, marketing and operations personnel and leverage strategic relationships with new and existing industry leaders to further expand our business and customer base.

•

Continue to offer lower priced energy.    We plan on reducing costs by continuing to leverage our buying power with our suppliers, developing additional proprietary software to further ensure that our integrated team operates as efficiently as possible, and working with fund investors to develop innovative financing solutions to lower our cost of capital and offer lower-priced energy to our customers.

•

Leverage our brand and long-term customer relationships to provide complementary products.    We plan to continue to invest in and develop complementary energy products, software and services, such as energy storage and energy management technologies, to offer further cost-savings to our customers.

•

Expand into new locations.    We intend to continue to expand into new locations, initially targeting those markets where climate, government regulations and incentives position solar energy as an economically compelling alternative to utilities.

Recent Developments

On September 6, 2013, we completed our acquisition of specified assets and liabilities pursuant to an asset purchase agreement with Paramount GR Holdings, LLC, a Delaware limited liability company, and Paramount Energy Solutions, LLC, a Delaware limited liability company, which we collectively refer to as “Paramount Solar.” Under the terms of the purchase agreement, we issued 3,674,565 shares of our common stock, subject to certain further adjustments, and which we have registered for resale with the SEC, pending effectiveness of such registration statement, and we paid $3.7 million in cash consideration. For further details regarding the Paramount Solar transaction, see our Forms 8-K filed on August 19, 2013 and September 10, 2013, which are incorporated in this prospectus by reference.

Corporate Information

Our principal executive offices are located at 3055 Clearview Way, San Mateo, CA 94402. Our telephone number is (650) 638-1028 and our website address is www.solarcity.com. The information on, or accessible through, our website is not a part of this prospectus.

The Offering

Issuer	SolarCity Corporation.

Common Stock Offered	2,800,000 shares.

Common Stock Outstanding Following this Offering(1)	81,078,355 shares.

Option to Purchase Additional Shares

The underwriters have an option to purchase a maximum of 420,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

NASDAQ Global Market	Our common stock is listed on the NASDAQ Global Market under the symbol “SCTY.”

Use of Proceeds

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, we evaluate potential acquisitions and strategic transactions of businesses, technologies or products. Currently, however, we do not have any definitive agreements with respect to any material acquisitions or strategic transactions.

Risk Factors	You should carefully consider the information set forth in the “Risk Factors” section of this prospectus as well as the other information included in or incorporated by reference in this prospectus before deciding whether to invest in our common stock.

Description of Concurrent Offering	Concurrently with this offering, $100.0 million aggregate principal amount of convertible notes are being offered pursuant to a separate registration statement (or up to $115.0 million aggregate principal amount if the underwriters in the convertible notes offering exercise their over-allotment option in full). The closing of the offering of the shares pursuant to this prospectus is contingent upon the closing of the convertible notes offering, and the closing of the concurrent offering of our convertible notes is contingent upon the closing of the offering of the shares hereunder. See “Concurrent Offering of Convertible Notes.”

Unless otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

(1)	Outstanding common stock is based on 78,278,355 shares outstanding as of June 30, 2013 and does not include (i) approximately 10.2 million shares of common stock available for grant under our equity plans and 1.3 million shares reserved for issuance under our employee stock purchase plan, (ii) approximately 14.3 million shares underlying options, restricted stock and restricted stock units that were outstanding as of June 30, 2013, at a weighted average exercise price of approximately $8.87 per share, (iii) approximately 3.7 million shares of common stock issued in connection with our asset acquisition of Paramount Solar, subject to further adjustment, and (iv) shares of common stock issuable upon conversion of the convertible notes offered in the concurrent offering.

Summary Consolidated Financial Data

The following tables present summary consolidated financial data of SolarCity as of and for the three fiscal years ended December 31, 2010, 2011 and 2012, which have been derived from our audited consolidated financial statements and related notes for such periods incorporated by reference into this prospectus, and for the six months ended June 30, 2012 and 2013, and as of June 30, 2013, which have been derived from our unaudited consolidated financial statements and related notes for such periods incorporated by reference into this prospectus. You should read the summary historical financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the historical consolidated financial statements in the Form 10-K and Form 10-Q, including the notes thereto, incorporated by reference into this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Revenue:
Operating leases	$9,684	$23,145	$47,616	$19,667	$35,697
Solar energy systems sales	22,744	36,406	81,046	51,748	32,240

Total revenue	32,428	59,551	128,662	71,415	67,937

Cost of revenue:
Operating leases	3,191	5,718	13,346	6,292	12,726
Solar energy systems	26,953	41,418	64,429	44,024	27,036

Total cost of revenue	30,144	47,136	77,775	50,316	39,762

Gross profit	2,284	12,415	50,887	21,099	28,175
Operating expenses:
Sales and marketing	22,404	42,004	69,392	31,831	39,223
General and administrative	19,227	31,664	50,355	19,350	37,794

Total operating expenses	41,631	73,668	119,747	51,181	77,017

Loss from operations	(39,347)	(61,253)	(68,860)	(30,082)	(48,842)
Interest expense, net	4,901	9,272	20,142	8,335	11,740
Other expenses, net	2,761	3,097	2,519	10,429	302

Loss before income taxes	(47,009)	(73,622)	(91,521)	(48,846)	(60,884)
Income tax provision	(65)	(92)	(54)	(65)	80

Net loss	(47,074)	(73,714)	(91,575)	(48,911)	(60,804)
Net income (loss) attributable to noncontrolling interests	(8,457)	(117,230)	(27,384)	(25,834)	(5,925)

Net income (loss) attributable to stockholders	$(38,617)	$43,516	$(64,191)	$(23,077)	$(54,879)

Net income (loss) per share attributable to common stockholders:
Basic	$(4.50)	$0.82	$(5.22)	$(2.16)	$(0.72)

Diluted	$(4.50)	$0.76	$(5.23)	$(2.16)	$(0.72)

Weighted average common shares outstanding:
Basic	8,583,772	9,977,646	14,240,187	10,690,564	75,861,802

Diluted	8,583,772	14,523,734	14,267,767	10,690,564	75,861,802

	As of December 31,			As of June 30, 2013
	2010	2011	2012
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$58,270	$50,471	$160,080	$159,606
Total current assets	110,432	241,522	315,417	309,803
Solar energy systems, leased and to be leased—net	239,611	535,609	1,002,184	1,278,880
Total assets	371,264	813,173	1,361,842	1,638,204
Total current liabilities	81,958	246,886	213,617	246,003
Long-term debt, net of current portion	—	14,581	83,533	115,213
Deferred revenue, net of current portion	40,681	101,359	204,396	277,827
Lease pass-through financing obligation, net of current portion	53,097	46,541	125,884	104,662
Sale-leaseback financing obligation, net of current portion	15,758	15,144	14,755	14,550
Other liabilities and deferred credits	15,715	36,314	112,056	149,854
Convertible redeemable preferred stock	101,446	125,722	—	—
Total Stockholders’ equity (deficit)	(87,488)	(37,662)	214,320	181,817
Noncontrolling interests in subsidiaries	123,514	122,646	100,607	149,610

Key Operating Metrics:

We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
Cumulative customers (end of period)(1)	10,775	19,509	47,079	32,516	64,411
Megawatts deployed(2)	31	72	157	72	99
Cumulative megawatts deployed (end of period)(2)	58	129	287	201	387
Cumulative energy contracts (end of period)(3)	6,994	14,225	39,200	26,455	54,650

(1)	Customers include all residential, commercial and government buildings where we have installed or contracted to install a solar energy system, or performed or contracted to perform an energy efficiency evaluation or other energy efficiency services. Cumulative customers as of each end of period have been adjusted to reflect actual cancellations subsequent to such date through June 30, 2013.
(2)	Megawatts deployed represents the megawatt production capacity of solar energy systems that have had all required building department inspections completed during the applicable period. This metric includes solar energy systems deployed under energy contracts as well as solar energy system direct sales.
(3)	Energy contracts include all residential, commercial and government leases and power purchase agreements pursuant to which consumers use or will use energy generated by a solar energy system that we have installed or contracted to install. For landlord-tenant structures in which we contract with the landlord or development company, we include each residence as an individual contract. For commercial customers with multiple locations, each location is deemed a contract if we maintain a separate contract for that location. Cumulative energy contracts as of each end of period have been adjusted to reflect actual cancellations subsequent to such date through June 30, 2013.

We also track the estimated nominal contracted payments of our leases and power purchase agreements entered into as of specified dates. Nominal contracted payments equal the sum of the cash payments that the customer is obligated to pay over the term of the agreement. When calculating nominal contracted payments, we only include those leases and power purchase agreements that have been signed. For a lease, we include the monthly fee and the upfront fee as set forth in the lease. As an example, the nominal contracted payments for a 20-year lease with monthly payments of $200 and an upfront payment of $5,000 is $53,000. For a power purchase agreement, we multiply the contract price per kWh by the estimated annual energy output of the associated solar energy system to determine the nominal contracted payments. The nominal contracted payments of a particular lease or power purchase agreement decline as the payments are received by us or a fund investor. For a more detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” in the Form 10-Q.

The following table sets forth, with respect to our leases and power purchase agreements, the estimated aggregate nominal contracted payments remaining as of the dates presented:

	As of December 31,			As of June 30, 2013
	2010	2011	2012
	(in millions)
Estimated aggregate nominal contracted payments remaining(1)	$273	$486	$1,109	$1,409

(1)	Estimated nominal contracted payments remaining as of each date have not been adjusted to reflect leases and power purchase agreements cancelled subsequent to such date.

Estimated 2013 Megawatts Deployed:

As of the date of this prospectus, we estimate that our megawatts deployed in the year ending December 31, 2013 will be approximately 278 megawatts.

Our estimated megawatts deployed for 2013 is a forward-looking statement subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from our estimate. Such risks and uncertainties include the risk that we do not sufficiently expand our workforce or increase our installation efficiency in a timely manner, the level of demand for our solar energy systems, the availability of sufficient financing, the availability of a sufficient and timely supply of solar panels, the amount of competition we face in our markets, changes in applicable government regulations, that the timing of the acquisition of Paramount Solar is delayed, the closing conditions are not satisfied or the parties do not finalize terms and complete the transfer of Paramount Solar’s tax equity fund to us and the other risks and uncertainties described under the heading “Risk Factors” and elsewhere in this prospectus. See “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors—Risks Relating to Our Operations.”

As described above, “megawatts deployed” represents the megawatt production capacity of solar energy systems that have had all required building inspections completed during the applicable period and includes solar energy systems deployed under energy contracts as well as solar energy system direct sales.

We undertake no obligation to publicly update or revise our estimate for megawatts deployed in 2013 as a result of new information, future events or otherwise, except as otherwise required by law.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below together with the other information contained in this prospectus, before deciding whether to purchase our common stock. Any of the following risks and additional risks and uncertainties not currently known to us or those we currently view to be immaterial, may also materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Operations

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our solar energy systems.

Federal, state and local government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In the United States, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including solar energy systems. This could result in a significant reduction in the potential demand for our solar energy systems. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase our customers’ cost to use our systems and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar energy systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies or rate design, such as to a flat rate, would require us to lower the price of our solar energy systems to compete with the price of electricity from the electric grid.

In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce our competitiveness and cause a significant reduction in demand for our products and services. For example, certain jurisdictions have proposed assessing fees on customers purchasing energy from solar energy systems or imposing a new charge that would disproportionately impact solar energy system customers who utilize net metering, either of which would increase the cost of energy to those customers and could reduce demand for our solar energy systems. Any similar government or utility policies adopted in the future could reduce demand for our products and services and adversely impact our growth.

We rely on net metering and related policies to offer competitive pricing to our customers in some of our key markets.

Forty-three states and Washington, D.C. have a regulatory policy known as net energy metering, or net metering. Each of the states where we currently serve customers has adopted a net metering policy except for Texas, where certain individual utilities have adopted net metering or a policy similar to net metering. Net metering typically allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system in excess of electric load that is exported to the grid. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Utilities operating in states without a net metering policy may receive solar electricity that is exported to the grid at times when there is no simultaneous energy demand by the customer to utilize the generation onsite without providing retail compensation to the customer for this generation. Our ability to sell solar energy systems or the electricity they generate may be adversely impacted by the failure to expand existing limits on the amount of net metering in states that have implemented it, the failure to adopt a net metering policy where it currently is not in place or the imposition of new charges that only or disproportionately impact customers that utilize net metering. Our ability to sell solar energy systems or the electricity they generate also may be adversely impacted by the unavailability of expedited or simplified interconnection for grid-tied solar energy systems or any limitation on the number of customer interconnections or amount of solar energy that utilities are required to allow in their service territory or some part of the grid.

Limits on net metering, interconnection of solar energy systems and other operational policies in key markets could limit the number of solar energy systems installed there. For example, California utilities are currently required to provide net metering to their customers until the total generating capacity of net metered systems exceeds 5% of the utilities’ “aggregate customer peak demand.” This cap on net metering in California was increased to 5% in 2010 as utilities neared the prior cap of 2.5%. New California legislation that has been sent to the Governor for his approval would establish a process and timeline for developing a new program with no participation cap that would apply after the current cap of 5% is reached. If the current net metering caps in California, or other jurisdictions, are reached, or if credit amounts customers receive for net metering are significantly reduced, future customers will be unable to recognize the current cost savings associated with net metering. We substantially rely on net metering when we establish competitive pricing for our prospective customers. The absence of net metering for new customers would greatly limit demand for our solar energy systems.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact our business.

U.S. federal, state and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. We rely on these governmental rebates, tax credits and other financial incentives to lower our cost of capital and to incent fund investors to invest in our funds. These incentives enable us to lower the price we charge customers for energy and for our solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning.

The federal government currently offers a 30% investment tax credit under Section 48(a)(3) of the Internal Revenue Code, or the Federal ITC, for the installation of certain solar power facilities until December 31, 2016. This credit is due to adjust to 10% in 2017. Solar energy systems that began construction prior to the end of 2011 were eligible to receive a 30% federal cash grant paid by the U.S. Treasury Department under section 1603 of the “American Recovery and Reinvestment Act of 2009,” or the U.S. Treasury grant, in lieu of the Federal ITC. Pursuant to the Budget Control Act of 2011, U.S. Treasury grants are subject to sequestration beginning in 2013. Specifically, U.S. Treasury grants made on or after March 1, 2013 through September 30, 2013 will be reduced by 8.7%, regardless of when the U.S. Treasury received the application. As a result, for all applications pending or to be submitted as of June 30, 2013, we expect to suffer grant shortfalls of approximately $3.9 million associated with our financing funds. The sequestration reduction rate is subject to change at the federal government’s fiscal year end of September 30, 2013. In addition, applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives.

Reductions in, or eliminations or expirations of, governmental incentives could adversely impact our results of operations and ability to compete in our industry by increasing our cost of capital, causing us to increase the prices of our energy and solar energy systems, and reducing the size of our addressable market. In addition, this would adversely impact our ability to attract investment partners and to form new financing funds and our ability to offer attractive financing to prospective customers. For the quarter ended June 30, 2013, more than 98% of new customers chose to enter into financed lease or power purchase agreements rather than buying a solar energy system for cash.

Our business depends in part on the regulatory treatment of third-party owned solar energy systems.

Our leases and power purchase agreements are third-party ownership arrangements. Sales of electricity by third parties face regulatory challenges in some states and jurisdictions. Other challenges pertain to whether third-party owned systems qualify for the same levels of rebates or other non-tax incentives available for customer-owned solar energy systems, whether third-party owned systems are eligible at all for these incentives, and whether third-party owned systems are eligible for net metering and the associated significant cost savings. Reductions in, or eliminations of, this treatment of these third-party arrangements could reduce demand for our systems, adversely impact our access to capital and could cause us to increase the price we charge our customers for energy.

The Office of the Inspector General of the U.S. Department of Treasury has issued subpoenas to a number of significant participants in the rooftop solar energy installation industry, including us. The subpoena we received requires us to deliver certain documents in our possession relating to our participation in the U.S. Treasury grant program. These documents are being delivered to the Office of the Inspector General of the U.S. Department of Treasury, which is investigating the administration and implementation of the U.S. Treasury grant program.

In July 2012, we and other companies with significant market share, and other companies related to the solar industry, received subpoenas from the U.S. Department of Treasury’s Office of the Inspector General to deliver certain documents in our respective possession. In particular, our subpoena requested, among other things, documents dated, created, revised or referred to since January 1, 2007 that relate to our applications for U.S. Treasury grants or communications with certain other solar development companies or certain firms that appraise solar energy property for U.S. Treasury grant application purposes. The Inspector General is working with the Civil Division of the U.S. Department of Justice to investigate the administration and implementation of the U.S. Treasury grant program, including possible misrepresentations concerning the fair market value of the solar power systems submitted for grant under that program made in grant applications by companies in the solar industry, including us. We intend to cooperate fully with the Inspector General and the Department of Justice. We are continuing to produce documents and testimony as requested by the Inspector General. We anticipate at least three months will be required to complete the gathering and production of the information requested by the Inspector General, and that the Inspector General will require at least another year to conclude its review. If at the conclusion of the investigation the Inspector General concludes that misrepresentations were made, the Department of Justice could decide to bring a civil action to recover amounts it believes were improperly paid to us. If it were successful in asserting this action, we could then be required to pay damages and penalties for any funds received based on such misrepresentations (which, in turn, could require us to make indemnity payments to certain of our fund investors). Such consequences could have a material adverse effect on our business, liquidity, financial condition and prospects. Additionally, the period of time necessary to resolve the investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

If the Internal Revenue Service or the U.S. Treasury Department makes additional determinations that the fair market value of our solar energy systems is materially lower than what we have claimed, we may have to pay significant amounts to our financing funds or to our fund investors and such determinations could have a material adverse effect on our business, financial condition and prospects.

We and our fund investors claim the Federal ITC or the U.S. Treasury grant in amounts based on the fair market value of our solar energy systems. We have obtained independent appraisals to support the fair market values we report for claiming Federal ITCs and U.S. Treasury grants. The Internal Revenue Service and the U.S. Treasury Department review these fair market values. With respect to U.S. Treasury grants, the U.S. Treasury Department reviews the reported fair market value in determining the amount initially awarded, and the Internal Revenue Service and the U.S. Treasury Department may also subsequently audit the fair market value and determine that amounts previously awarded must be repaid to the U.S. Treasury Department or that excess awards constitute taxable income for U.S. federal income tax purposes. Such audits of a small number of our financing funds are ongoing. With respect to Federal ITCs, the Internal Revenue Service may review the fair market value on audit and determine that the tax credits previously claimed must be reduced. If the fair market value is determined in either of these circumstances to be less than we reported, we may owe the fund or our fund investors an amount equal to this difference, plus any costs and expenses associated with a challenge to that valuation. We could also be subject to tax liabilities, including interest and penalties. As we previously disclosed in our Form 10-K dated March 27, 2013, from time to time the U.S. Treasury Department has determined in some instances to award us U.S. Treasury grants for our solar energy systems at a materially lower value than we had established in our appraisals and, as a result, we have been required to pay our fund investors a true-up payment or contribute additional assets to the associated financing funds. Subsequent to our Form 10-K filing, the U.S. Treasury Department has made similar determinations with respect to additional grant applications. As a result of these actions by the U.S. Treasury Department, based on the number of such systems that we have placed in service and that we plan to place in service using funds contributed by investors to our financing funds currently, we estimate that we would be obligated to pay the investors approximately $10.7 million to compensate them for the anticipated shortfall in grants. In response to such shortfalls, two of our financing funds recently filed a lawsuit in the United States Court of Federal Claims to recover the difference between the U.S. Treasury grants they sought and the amounts the U.S. Treasury paid; to the extent that these lawsuits are successful any recovery would be used to repay us for amounts we previously reimbursed those funds. Our fund investors are contributing to our financing funds at the amounts the U.S. Treasury Department has most recently awarded on similarly situated energy systems to reduce or eliminate the need for us to subsequently pay those fund investors true-up payments or contribute additional assets to the associated financing funds.

If the Internal Revenue Service or the U.S. Treasury Department further disagrees now or in the future, as a result of any pending or future audit, the outcome of the Department of Treasury Inspector General investigation, the change in guidelines or otherwise, with the fair market value of more of our solar energy systems that we have constructed or that we construct in the future, including any systems for which grants have already been paid, and determines we have claimed too high of a fair market value, it could have a material adverse effect on our business, financial condition and prospects. For example, a hypothetical five percent downward adjustment in the fair market value in the approximately $501.0 million of U.S. Department of Treasury grant applications that have been awarded from the beginning of the U.S. Treasury grant program through June 30, 2013 would obligate us to repay approximately $25.1 million to our fund investors.

Our ability to provide solar energy systems to customers on an economically viable basis depends on our ability to finance these systems with fund investors who require particular tax and other benefits.

Our solar energy systems have been eligible for Federal ITCs or U.S. Treasury grants, as well as depreciation benefits. We have relied on, and will continue to rely on, financing structures that monetize a substantial portion of those benefits and provide financing for our solar energy systems. With the lapse of the U.S. Treasury grant program, we anticipate that our reliance on these tax-advantaged financing structures will increase substantially. If, for any reason, we were unable to continue to monetize those benefits through these arrangements, we may be unable to provide and maintain solar energy systems for new customers on an economically viable basis.

The availability of this tax-advantaged financing depends upon many factors, including:

•

our ability to compete with other renewable energy companies for the limited number of potential fund investors, each of which has limited funds and limited appetite for the tax benefits associated with these financings;

•	the state of financial and credit markets;

•	changes in the legal or tax risks associated with these financings; and

•	non-renewal of these incentives or decreases in the associated benefits.

Under current law, the Federal ITC will be reduced from approximately 30% of the cost of the solar energy systems to approximately 10% for solar energy systems placed in service after December 31, 2016. In addition, U.S. Treasury grants are no longer available for new solar energy systems. Moreover, potential fund investors must remain satisfied that the structures we offer make the tax benefits associated with solar energy systems available to these investors, which depends both on the investors’ assessment of the tax law and the absence of any unfavorable interpretations of that law. Changes in existing law and interpretations by the Internal Revenue Service and the courts could reduce the willingness of fund investors to invest in funds associated with these solar energy system investments. We cannot assure you that this type of financing will be available to us. If, for any reason, we are unable to finance solar energy systems through tax-advantaged structures or if we are unable to realize or monetize depreciation benefits, we may no longer be able to provide solar energy systems to new customers on an economically viable basis. This would have a material adverse effect on our business, financial condition and results of operations.

We need to enter into additional substantial financing arrangements to facilitate our customers’ access to our solar energy systems, and if this financing is not available to us on acceptable terms, if and when needed, our ability to continue to grow our business would be materially adversely impacted.

Our future success depends on our ability to raise capital from third-party fund investors to help finance the deployment of our residential and commercial solar energy systems. In particular, our strategy is to seek to reduce the cost of capital through these arrangements to improve our margins or to offset future reductions in government incentives and to maintain the price competitiveness of our solar energy systems. If we are unable to establish new financing funds when needed, or upon desirable terms, to enable our customers’ access to our solar energy systems with little or no upfront cost, we may be unable to finance installation of our customers’ systems, or our cost of capital could increase, either of which would have a material adverse effect on our business, financial condition and results of operations. To date we have raised capital sufficient to finance installation of our customers’ solar energy systems from a number of financial institutions and other large companies. The contract terms in certain of our financing fund documents condition our ability to draw on financing commitments from the fund investors, including if an event occurs that could reasonably be expected to have a material adverse effect on the fund or in one case on us. If we do not satisfy such condition due to events related to our business or a specific financing fund or developments in our industry (including related to the Department of Treasury Inspector General investigation) or otherwise, and as a result we are unable to draw on existing commitments, it could have a material adverse effect on our business, liquidity, financial condition and prospects. If any of the financial institutions or large companies that currently invest in our financing funds decide not to invest in future financing funds to finance our solar energy systems due to general market conditions, concerns about our business or prospects, the pendency of the Department of Treasury Inspector General investigation or any other reason, or materially change the terms under which they are willing to provide future financing, we will need to identify new financial institutions and companies to invest in our financing funds and negotiate new financing terms.

In the past, we encountered challenges raising new funds, which caused us to delay deployment of a substantial number of solar energy systems for which we had signed leases or power purchase agreements with customers. For example, in late 2008 and early 2009, as a result of the state of the capital markets, our ability to finance the installation of solar energy systems was limited and resulted in a significant backlog of signed sales orders for solar energy systems. Our future ability to obtain additional financing depends on banks’ and other financing sources’ continued confidence in our business model and the renewable energy industry as a whole. It could also be impacted by the liquidity needs of such financing sources themselves. If we experience higher customer default rates than we currently experience in our existing financing funds or we lower the credit rating requirement for new customers, this could make it more difficult or costly to attract future financing. Solar energy has yet to achieve broad market acceptance and depends on continued support in the form of performance-based incentives, rebates, tax credits and other incentives from federal, state and foreign governments. If this support diminishes, our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. In addition, we face competition for these investor funds. If we are unable to continue to offer a competitive investment profile, we may lose access to these funds or they may only be available on less favorable terms than our competitors. Our current financing sources may be inadequate to support the anticipated growth in our business plans. Our inability to secure financing could lead to cancelled projects and could impair our ability to accept new projects and customers. In addition, our borrowing costs could increase, which would have a material adverse effect on our business, financial condition and results of operations.

A material drop in the retail price of utility-generated electricity or electricity from other sources would harm our business, financial condition and results of operations.

We believe that a customer’s decision to buy renewable energy from us is primarily driven by their desire to pay less for electricity. The customer’s decision may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the utilities or from other renewable energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy technologies;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas as a result of new drilling techniques or a relaxation of associated regulatory standards;

•	the energy conservation technologies and public initiatives to reduce electricity consumption; and

•	development of new renewable energy technologies that provide less expensive energy.

A reduction in utility electricity prices would make the purchase of our solar energy systems or the purchase of energy under our lease and power purchase agreements less economically attractive. In addition, a shift in the timing of peak rates for utility-generated electricity to a time of day when solar energy generation is less efficient could make our solar energy system offerings less competitive and reduce demand for our products and services. If the retail price of energy available from utilities were to decrease due to any of these reasons, or others, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

A material drop in the retail price of utility-generated electricity would particularly adversely impact our ability to attract commercial customers.

Commercial customers comprise a significant and growing portion of our business, and the commercial market for energy is particularly sensitive to price changes. Typically, commercial customers pay less for energy from utilities than residential customers. Because the price we are able to charge commercial customers is only slightly lower than their current retail rate, any decline in the retail rate of energy for commercial entities could have a significant impact on our ability to attract commercial customers. We may be unable to offer solar energy systems for the commercial market that produce electricity at rates that are competitive with the price of retail electricity on a non-subsidized basis. If this were to occur, we would be at a competitive disadvantage to other energy providers and may be unable to attract new commercial customers, and our business would be harmed.

Rising interest rates could adversely impact our business.

Changes in interest rates could have an adverse impact on our business by increasing our cost of capital. For example:

•	rising interest rates would increase our cost of capital; and

•

rising interest rates may negatively impact our ability to secure financing on favorable terms to facilitate our customers’ purchase of our solar energy systems or energy generated by our solar energy systems.

The majority of our cash flows to date have been from solar energy systems under lease and power purchase agreements that have been monetized under various financing fund structures. One of the components of this monetization is the present value of the payment streams from the customers who enter into these leases and power purchase agreements. If the rate of return required by the fund investor rises as a result of a rise in interest rates, it will reduce the present value of the customer payment stream and consequently reduce the total value derived from this monetization. Rising interest rates could harm our business and financial condition.

We have guaranteed a minimum return to be received by an investor in one of our financing funds and could be adversely affected if we are required to make any payments under this guarantee.

We have guaranteed to make payments to the investor in one of our financing funds to compensate for payments that the investor would be required to make to a certain third party as a result of the investor not achieving a specified minimum internal rate of return in this fund, assessed annually. The amounts of potential future payments under this guarantee depends on the amounts and timing of future distributions to the investor from the funds and the tax benefits that accrue to the investor from the funds’ activities. Because of uncertainties associated with estimating the timing and amounts of distributions to the investor, we cannot determine the potential maximum future payments that we could have to make under this guarantee. We may agree to similar terms in the future if market conditions require it. Any significant payments that we may be required to make under our guarantees could adversely affect our financial condition.

In our lease pass-through financing funds, there is a one-time reset of the lease payments, and we may be obligated, in connection with the resetting of the lease payments at true up, to refund lease prepayments or to contribute additional assets to the extent the system sizes, costs, and timing are not consistent with the initial lease payment model.

In our lease pass-through financing funds, the models used to calculate the lease prepayments will be updated for each fund at a fixed date occurring after placement in service of all solar systems or an agreed upon date (typically within the first year of the applicable lease term) to reflect certain specified conditions as they exist at such date, including the ultimate system size of the equipment that was leased, how much it cost, and when it went into service. As a result of this true up, the lease payments are resized and we may be obligated to refund the investor’s lease prepayments or to contribute additional assets to the fund. Any significant refunds or capital contributions that we may be required to make could adversely affect our financial condition.

We are not currently regulated as a utility under applicable law, but we may be subject to regulation as a utility in the future.

Federal law and most state laws do not currently regulate us as a utility. As a result, we are not subject to the various federal and state standards, restrictions and regulatory requirements applicable to U.S. utilities. In the United States, we obtain federal and state regulatory exemptions by establishing “Qualifying Facility” status with the Federal Energy Regulatory Commission for all of our qualifying solar energy projects. In Canada, we also are generally subject to the regulations of the relevant energy regulatory agencies applicable to all producers of electricity under the relevant feed-in tariff regulations (including the feed-in tariff rates), however we are not currently subject to regulation as a utility. Our business strategy includes the continued development of larger solar energy systems in the future for our commercial and government customers, which has the potential to impact our regulatory position. Any local, state, federal or foreign regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. If we were subject to the same state, federal or foreign regulatory authorities as utilities in the United States or if new regulatory bodies were established to oversee our business in the United States or in foreign markets, then our operating costs would materially increase.

A failure to hire and retain a sufficient number of employees in key functions would constrain our growth and our ability to timely complete our customers’ projects.

To support our growth, we need to hire, train, deploy, manage and retain a substantial number of skilled employees. In particular, we need to continue to expand and optimize our sales infrastructure to grow our customer base and our business, and we plan to expand our direct sales force. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new salesperson is fully trained and productive. If we are unable to hire, develop and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or grow our business.

To complete current and future customer projects and to continue to grow our customer base, we need to hire a large number of installers in the relevant markets. Competition for qualified personnel in our industry is increasing, particularly for skilled installers and other personnel involved in the installation of solar energy systems and delivery of energy products and services. We also compete with the homebuilding and construction industries for skilled labor. As these industries recover and seek to hire additional workers, our cost of labor may increase. The unionization of our labor force could also increase our labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project. In addition, because we are headquartered in the San Francisco Bay Area, we compete for a limited pool of technical and engineering resources that requires us to pay wages that are competitive with relatively high regional standards for employees in these fields.

If we cannot meet our hiring, retention and efficiency goals, we may be unable to complete our customers’ projects on time, in an acceptable manner or at all. Any significant failures in this regard would materially impair our growth, reputation, business and financial results. If we are required to pay higher compensation than we anticipate, these greater expenses may also adversely impact our financial results and the growth of our business.

It is difficult to evaluate our business and prospects due to our limited operating history.

Since our formation in 2006, we have focused our efforts primarily on the sales, financing, engineering, installation and monitoring of solar energy systems for residential, commercial and government customers. We launched our energy efficiency line of products and services in mid-2010, and revenue attributable to this line of business has not been material compared to revenue attributable to our solar energy systems. We may be unsuccessful in significantly broadening our customer base through installation of solar energy systems within our current markets or in new markets we may enter. Additionally, we cannot assure you that we will be successful in generating substantial revenue from our new energy efficiency products and services or from any additional energy-related products and services we may introduce in the future. Our limited operating history, combined with the rapidly evolving and competitive nature of our industry, may not provide an adequate basis for you to evaluate our operating and financing results and business prospects. In addition, we only have limited insight into emerging trends that may adversely impact our business, prospects and operating results. As a result, our limited operating history may impair our ability to accurately forecast our future performance.

We have incurred losses and may be unable to achieve or sustain profitability in the future.

We have incurred net losses in the past, and we had an accumulated deficit of $166.3 million as of June 30, 2013. We may incur net losses from operations as we increase our spending to finance the expansion of our operations, expand our installation, engineering, administrative, sales and marketing staffs, and implement internal systems and infrastructure to support our growth. We do not know whether our revenue will grow rapidly enough to absorb these costs, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our operating results. Our ability to achieve profitability depends on a number of factors, including:

•	growing our customer base;

•	finding investors willing to invest in our financing funds;

•	maintaining and further lowering our cost of capital;

•	reducing the cost of components for our solar energy systems; and

•	reducing our operating costs by optimizing our design and installation processes and supply chain logistics.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We face competition from both traditional energy companies and renewable energy companies.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large utilities. We believe that our primary competitors are the traditional utilities that supply energy to our potential customers. We compete with these utilities primarily based on price, predictability of price, and the ease by which customers can switch to electricity generated by our solar energy systems. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by our solar energy systems.

We also compete with solar companies in the downstream value chain of solar energy. For example, we face competition from purely finance driven organizations which then subcontract out the installation of solar energy systems, from installation businesses that seek financing from external parties, from large construction companies and utilities, and increasingly from sophisticated electrical and roofing companies. Some of these competitors specialize in either the residential or commercial solar energy markets, and some may provide energy at lower costs than we do. Many of our competitors also have significant brand name recognition and have extensive knowledge of our target markets. For us to remain competitive, we must distinguish ourselves from our competitors by offering an integrated approach that successfully competes with each level of products and services offered by our competitors at various points in the value chain. If our competitors develop an integrated approach similar to ours including sales, financing, engineering, installation, monitoring and efficiency services, this will reduce our marketplace differentiation.

We also face competition in the energy efficiency market and we expect to face competition in additional markets as we introduce new energy-related products and services. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

If we fail to remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial and operating reporting and related disclosures may be adversely affected.

In connection with the audits of our consolidated financial statements for 2010 and 2011 we identified material weaknesses in our internal control over financial reporting and inventory processes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses resulted from an aggregation of deficiencies.

The accounting policies associated with our financing funds are complex, which contributed to the material weaknesses in our internal control over financial reporting. For our lease pass-through arrangements, we initially characterized funds received from investors as deferred revenue rather than financing obligations, which resulted in adjustments to our 2010 consolidated financial statements. For a particular sale-leaseback transaction, we did not initially defer the correct amount of gain associated with this arrangement, which was corrected in our 2010 consolidated financial statements. The foregoing resulted in restatement of our 2010 consolidated financial statements. In addition, deficiencies in the design and operation of our internal controls resulted in audit adjustments and delayed our financial statement close process for the years ended December 31, 2010 and 2011. We are in the process of implementing policies and processes to remediate these material weaknesses and improve our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, material weaknesses, in addition to those discussed above, may have been identified. For so long as we qualify as an “emerging growth company” under the JOBS Act, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. During the course of the evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review.

We have taken numerous steps to address the underlying causes of the control deficiencies referenced above, primarily through the development and implementation of policies, improved processes and documented procedures, and the hiring of additional accounting and finance personnel with technical accounting, inventory accounting and financial reporting experience. If we fail to remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting to meet the demands that are placed upon us as a public company, we may be unable to accurately report our financial results, or report them within the timeframes required by law or exchange regulations.

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business. If our efforts to remediate these material weaknesses are not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures, a decline in our stock price, suspension or delisting of our common stock by the NASDAQ Global Market, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

Projects for our significant commercial or government customers involve concentrated project risks that may cause significant changes in our financial results.

During any given financial reporting period, we typically have ongoing significant projects for commercial and governmental customers that represent a significant portion of our potential financial results for such period. For example, Walmart is a significant customer for which we have installed a substantial number of solar energy systems. In November 2011, we announced SolarStrong, our five-year plan to build more than $1 billion in solar energy projects for privatized U.S. military housing communities across the country that we anticipate will involve a significant investment in resources and project management over time and will require additional financing funds to support the project. These larger projects create concentrated operating and financial risks. The effect of recognizing revenue or other financial measures on the sale of a larger project, or the failure to recognize revenue or other financial measures as anticipated in a given reporting period because a project is not yet completed under applicable accounting rules by period end, may materially impact our quarterly or annual financial results. In addition, if construction, warranty or operational issues arise on a larger project, or if the timing of such projects unexpectedly shifts for other reasons, such issues could have a material impact on our financial results. If we are unable to successfully manage these significant projects in multiple markets, including our related internal processes and external construction management, or if we are unable to continue to attract such significant customers and projects in the future, our financial results would be harmed.

We depend on a limited number of suppliers of solar panels and other system components to adequately meet anticipated demand for our solar energy systems. Any shortage, delay or component price change from these suppliers could result in sales and installation delays, cancellations and loss of market share.

We purchase solar panels, inverters and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar energy systems, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand. In particular, there are a limited number of inverter suppliers. Once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur additional delay and expense to redesign the system. There have also been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. Any decline in the exchange rate of the U.S. dollar compared to the functional currency of our component suppliers could increase our component prices. In addition, the U.S. government has imposed tariffs on solar cells manufactured in China. Based on determinations by the U.S. government, the applicable anti-dumping and countervailing tariff rates range from approximately 8%-255%. Such anti-dumping and countervailing tariffs are subject to annual review and can be increased if deemed necessary. Because we currently purchase solar panels containing cells manufactured outside of China, we currently are not materially impacted by the tariffs. However, if in the future we purchase solar panels containing cells manufactured in China, our purchase price would reflect the tariff penalties mentioned above. Any of these shortages, delays or price changes could limit our growth, cause cancellations or adversely affect our profitability, and result in loss of market share and damage to our brand.

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past. However, given that we are an early-stage company operating in a rapidly growing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	the expiration or initiation of any rebates or incentives;

•	significant fluctuations in customer demand for our products and services;

•	our ability to complete installations in a timely manner due to market conditions resulting in inconsistently available financing;

•	our ability to continue to expand our operations, and the amount and timing of expenditures related to this expansion;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in our pricing policies or terms or those of our competitors, including utilities; and

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, our actual revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our common stock.

Our business has benefited from the declining cost of solar panels, and our financial results may be harmed now that the cost of solar panels has stabilized and could increase in the future.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of our solar energy systems and customer adoption of this form of renewable energy. Now that solar panel and raw materials prices have stabilized and could increase in the future, our growth could slow, and our financial results could suffer. In addition, in the past we have purchased a significant portion of the solar panels used in our solar energy systems from manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, or if tariffs imposed by the U.S. government were to increase the prices of these solar panels, our ability to purchase these products on competitive terms or to access specialized technologies from those countries could be restricted. Any of those events could harm our financial results by requiring us to pay higher prices or to purchase solar panels or other system components from alternative, higher-priced sources. In addition, the U.S. government has imposed tariffs on solar cells manufactured in China. These tariffs will increase the price of solar panels containing these Chinese-manufactured cells, which may harm our financial results in the event we purchase such panels.

We act as the licensed general contractor for our customers and are subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on our business and results of operations.

We are a licensed contractor in every community we service, and we are responsible for every customer installation. For our residential projects, we are the general contractor, construction manager and installer. For our commercial projects, we are the general contractor and construction manager, and we typically rely on licensed subcontractors to install these commercial systems. We may be liable to customers for any damage we cause to their home or facility, belongings or property during the installation of our systems. For example, we frequently penetrate our customers’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of construction. In addition, shortages of skilled subcontractor labor for our commercial projects could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project.

In addition, the installation of solar energy systems and the evaluation and modification of buildings as part of our energy efficiency business is subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection, utility interconnection and metering, and related matters. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our customers and, as a result, could cause a significant reduction in demand for our systems.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties, operational delays and adverse publicity.

The installation of solar energy systems requires our employees to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of our energy efficiency business requires our employees to work in locations that may contain potentially dangerous levels of asbestos, lead or mold. We also maintain a fleet of more than 900 vehicles that our employees use in the course of their work. There is substantial risk of serious injury or death if proper safety procedures are not followed. Our operations are subject to regulation under the U.S. Occupational Safety and Health Act, or OSHA, and equivalent state laws. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures, or suspend or limit operations. In the past, we have had workplace accidents and received citations from OSHA regulators for alleged safety violations, resulting in fines and operational delays for certain projects. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business.

Problems with product quality or performance may cause us to incur warranty expenses and performance guarantee expenses, may lower the residual value of our solar energy systems and may damage our market reputation and cause our financial results to decline.

Our solar energy system warranties are lengthy. Customers who buy energy from us under leases or power purchase agreements are covered by warranties equal to the length of the term of these agreements—typically 20 years. Depending on the state where they live, customers who purchase our solar energy systems for cash are covered by a warranty up to 10 years in duration. We also make extended warranties available at an additional cost to customers who purchase our solar energy systems for cash. In addition, we provide a pass-through of the inverter and panel manufacturers’ warranties to our customers, which generally range from 5 to 25 years. One of these third-party manufacturers could cease operations and no longer honor these warranties, instead leaving us to fulfill these potential obligations to our customers. For example, Evergreen Solar, Inc., one of our former solar panel suppliers, filed for bankruptcy in August 2011. Further, we provide a performance guarantee with our leased solar energy systems that compensates a customer on an annual basis if their system does not meet the electricity production guarantees set forth in their lease.

Because of the limited operating history of our solar energy systems, we have been required to make assumptions and apply judgments regarding a number of factors, including our anticipated rate of warranty claims, and the durability, performance and reliability of our solar energy systems. We have made these assumptions based on the historic performance of similar systems or on accelerated life cycle testing. Our assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial expense to repair or replace defective solar energy systems in the future or to compensate customers for systems that do not meet their production guarantees. Product failures or operational deficiencies also would reduce our revenue from power purchase agreements because they are dependent on system production. Any widespread product failures or operating deficiencies may damage our market reputation and adversely impact our financial results.

In addition, we amortize costs of our solar energy systems over 30 years, which typically exceeds the period of the component warranties and the corresponding payment streams from our operating lease arrangements with our customers. In addition, we typically bear the cost of removing the solar energy systems at the end of the lease term. Furthermore, it is difficult to predict how future environmental regulations may affect the costs associated with the removal, disposal or recycling of our solar energy systems. Consequently, if the residual value of the systems is less than we expect at the end of the lease, after giving effect to any associated removal and redeployment costs, we may be required to accelerate all or some of the remaining unamortized expenses. This could materially impair our future operating results.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

If one of our solar energy systems or other products injured someone we would be exposed to product liability claims. Because solar energy systems and many of our other current and anticipated products are electricity producing devices, it is possible that consumers could be injured by our products, whether by product malfunctions, defects, improper installation or other causes. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. Any product liability claim we face could be expensive to defend and divert management’s attention. The successful assertion of product liability claims against us could result in potentially significant monetary damages that could require us to make significant payments, as well as subject us to adverse publicity, damage our reputation and competitive position. Also, any product liability claims and any adverse outcomes may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our systems and other products.

Damage to our brand and reputation would harm our business and results of operations.

We depend significantly on our reputation for high-quality products and services, best-in-class engineering, exceptional customer service and the brand name “SolarCity” to attract new customers and grow our business. If we fail to continue to deliver our solar energy systems and our other energy products and services within the planned timelines, if our products and services do not perform as anticipated or if we damage any of our customers’ properties or cancel projects, our brand and reputation could be significantly impaired. In addition, if we fail to deliver, or fail to continue to deliver, high-quality products and services to our customers through our long-term relationships, our customers will be less likely to purchase future products and services from us, which is a key strategy to achieve our desired growth. We also depend greatly on referrals from existing customers for our growth, in addition to our other marketing efforts. Therefore, our inability to meet or exceed our current customers’ expectations would harm our reputation and growth through referrals.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods, and we intend to continue to expand our business significantly within existing markets and in a number of new locations in the future. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third-parties and attract new customers and suppliers, as well as to manage multiple geographic locations.

In addition, our current and planned operations, personnel, systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new products and services or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

We may not be successful in leveraging our customer base to grow our business through sales of other energy products and services.

To date, we have derived substantially all of our revenue and cash receipts from the sale of solar energy systems and the sale of energy under our long-term customer agreements. We launched our energy efficiency line of products and services in mid-2010, and revenue attributable to this line of business has not been material compared to revenue attributable to our solar energy systems. Customer demand for these offerings may be more limited than we anticipate. In addition, several of our other energy products and services, including our battery storage solutions, are in the early stages of testing and development. We may not be successful in completing development of these products as a result of research and development difficulties, technical issues, availability of third-party products or other reasons. Even if we are able to offer these or other additional products and services, we may not successfully generate meaningful customer demand to make these offerings viable. If we fail to deliver these additional products and services, if the costs associated with bringing these additional products and services to market is greater than we anticipate, if customer demand for these offerings is smaller than we anticipate, or if our strategy to implement a new sales approach of facilitating energy efficiency upgrades through trusted third-party vendors in lieu of performing these upgrades ourselves is not successful, our growth will be limited.

Our growth depends in part on the success of our strategic relationships with third parties.

A key component of our growth strategy is to develop or expand our strategic relationships with third parties. For example, we are investing resources in establishing relationships with industry leaders, such as trusted retailers and commercial homebuilders, to generate new customers. Identifying partners and negotiating relationships with them requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business could be impaired. Even if we are able to establish these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business and customer base. This would limit our growth potential and our opportunities to generate significant additional revenue or cash receipts.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. In particular, we are dependent on the services of our chief executive officer and co-founder, Lyndon R. Rive, and our chief operations officer, chief technology officer and co-founder, Peter J. Rive. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Neither our founders nor our key employees are bound by employment agreements for any specific term, and we may be unable to replace key members of our management team and key employees in the event we lose their services. Integrating new employees into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, including our software, information, processes and know-how. We rely on trade secret and patent protections to secure our intellectual property rights. We cannot be certain that we have adequately protected or will be able to adequately protect our proprietary technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents provide us with a competitive advantage. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. In the future, some of our products could be alleged to infringe existing patents or other intellectual property of third parties, and we cannot be certain that we will prevail in any intellectual property dispute. In addition, any future litigation required to enforce our patents, to protect our trade secrets or know-how or to defend us or indemnify others against claimed infringement of the rights of others could harm our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

As a public company, we also expect that it will be more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

The production and installation of solar energy systems depends heavily on suitable meteorological conditions. If meteorological conditions are unexpectedly unfavorable, the electricity production from our solar energy systems may be substantially below our expectations and our ability to timely deploy new systems may be adversely impacted.

The energy produced and revenue and cash receipts generated by a solar energy system depend on suitable solar and weather conditions, both of which are beyond our control. Furthermore, components of our systems, such as panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. In these circumstances, we generally would be obligated to bear the expense of repairing the damaged solar energy systems that we own. Sustained unfavorable weather also could unexpectedly delay our installation of solar energy systems, leading to increased expenses and decreased revenue and cash receipts in the relevant periods. Weather patterns could change, making it harder to predict the average annual amount of sunlight striking each location where we install. This could make our solar energy systems less economical overall or make individual systems less economical. Any of these events or conditions could harm our business, financial condition and results of operations.

We typically bear the risk of loss and the cost of maintenance and repair on solar systems that are owned or leased by our fund investors.

We typically bear the risk of loss and are generally obligated to cover the cost of maintenance and repair on any solar systems that we sell or lease to our fund investors. At the time we sell or lease a solar system to a fund investor, we enter into a maintenance services agreement where we agree to operate and maintain the system for a fixed fee that is calculated to cover our future expected maintenance costs. If our solar systems require an above-average amount of repairs or if the cost of repairing systems were higher than our estimate, we would need to perform such repairs without additional compensation. If our solar systems, a majority of which are located in California, are damaged in the event of a natural disaster beyond our control, losses could be excluded, such as earthquake damage, or exceed insurance policy limits, and we could incur unforeseen costs that could harm our business and financial condition. We may also incur significant costs for taking other actions in preparation for, or in reaction to, such events. We purchase Property and Business Interruption insurance with industry standard coverage and limits approved by an investor’s third party insurance advisors to hedge against such risk, but such coverage may not cover our losses.

Any unauthorized disclosure or theft of personal information we gather, store and use could harm our reputation and subject us to claims or litigation.

We receive, store and use personal information of our customers, including names, addresses, e-mail addresses, credit information and other housing and energy use information. Unauthorized disclosure of such personal information, whether through breach of our systems by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If we were subject to an inadvertent disclosure of such personal information, or if a third party were to gain unauthorized access to customer personal information we possess, our operations could be seriously disrupted and we could be subject to claims or litigation arising from damages suffered by our customers. In addition, we could incur significant costs in complying with the multitude of federal, state and local laws regarding the unauthorized disclosure of personal information. Finally, any perceived or actual unauthorized disclosure of such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business.

We may have trouble refinancing our credit facilities or obtaining new financing for our working capital, equipment financing and other needs in the future or complying with the terms of existing credit facilities. If credit facilities are not available to us on acceptable terms, if and when needed, or if we are unable to comply with their terms, our ability to continue to grow our business would be adversely impacted.

We have entered into several secured credit agreements, including a working capital facility under which we may borrow up to $100 million (with $75 million currently committed from several lenders and an additional $25 million subject to further conditions) that matures in September 2014 and a $7.0 million term facility to finance the purchase of vehicles that matures in the first quarter of 2015. Each facility requires us to comply with certain financial, reporting and other requirements. The timing of our commercial projects has on occasion adversely affected our ability to satisfy certain financial covenants under these or prior facilities. While our lenders have given us waivers of certain covenants we have not satisfied in the past, there is no assurance that the lenders will waive or forbear from exercising their remedies with respect to any future defaults that might occur, which also could trigger defaults under our other credit agreements. For example, on April 30, 2012 and May 31, 2012, we did not meet a financial ratio covenant, and on June 30, 2012, we breached a financial covenant related to non-GAAP EBITDA under our prior working capital facility, which also resulted in a default under a separate vehicle financing facility with the same administrative bank agent. The bank waived these breaches, and in September 2012 we refinanced all amounts borrowed under the prior working capital facility with the $100 million working capital facility described above. In May 2013, we executed amendments to two of our then outstanding secured credit facilities and obtained a waiver from our lenders under our third secured credit facility so that financial covenants regarding debt service coverage for the first quarter of 2013 would not apply to us, because our trailing twelve-month non-GAAP EBITDA would have been insufficient to satisfy the covenants. Concurrently with this offering, we have amended the debt service coverage ratio in our remaining two secured credit facilities to limit debt service to only cash interest charges. We believe that some of the financial and other covenants are generally more favorable to us following these changes, however a breach of our covenants may still occur in the future.

Further, there is no assurance that we will be able to enter into new credit facilities on acceptable terms. If we are unable to satisfy financial covenants and other terms under existing or new facilities or obtain associated waivers or forbearance from our lenders or if we are unable to obtain refinancing or new financings for our working capital, equipment and other needs on acceptable terms if and when needed, our business would be adversely affected.

Risks Related to the Offering and Ownership of Our Common Stock

Our stock price has been and may continue to be volatile, and the value of your investment could decline.

The trading price of our common stock has been volatile since our initial public offering. Since shares of our common stock were sold in our initial public offering in December 2012 at a price of $8.00 per share, the reported high and low sales prices of our common stock has ranged from $9.20 to $52.77 per share, through September 13, 2013. The market price of our common stock may fluctuate widely in response to many risk factors listed in this section and others beyond our control, including:

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our industry, products or services;

•	additions or departures of key personnel;

•	actual or anticipated changes in expectations regarding our performance by investors or securities analysts;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	our ability to protect our intellectual property and other proprietary rights;

•

sales of our common stock by us or our stockholders, including as a result of this offering and the potential issuance of shares of common stock as consideration for the pending acquisition of Paramount Solar;

•	the expiration of contractual lock-up agreements;

•	litigation involving us, our industry or both;

•	major catastrophic events;

•	general economic and market conditions and trends;

•	possible sales of our common stock by investors who view the convertible notes as a more attractive means of equity participation in us; and

•	hedging or arbitrage trading activity which may occur involving our common stock as a result of the issuance of convertible notes or otherwise.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company within the meaning of the rules under the Securities Act. We have in our prior filings with the SEC utilized, and we plan in future filings to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting, and we have elected to delay adoption of new or revised accounting standards applicable to public companies. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an ‘‘emerging growth company’’ for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a ‘‘large accelerated filer’’ as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have 81,078,355 outstanding shares of common stock based on the number of shares outstanding as of June 30, 2013 and assuming no exercise of the underwriters’ option and no exercise of outstanding options after June 30, 2013. Of these shares:

•	24,836,844 shares will be eligible for sale immediately upon completion of this offering;

•

50,594,568 shares will become eligible for sale upon the expiration of the “lock-up” agreements described under “Underwriting” below, subject to the provisions of Rule 144 or Rule 701 under the Securities Act, as well as our insider trading policy; and

•	1,485,010 shares will become eligible for sale thereafter, subject to the provisions of Rule 144.

In addition, on September 9, 2013, we issued 3,674,565 shares of common stock, subject to further adjustment, in connection with the Paramount Solar acquisition. We have registered for resale the shares of common stock issued in the Paramount Solar acquisition, and upon the effectiveness of such registration statement, such shares will become freely saleable in the public markets.

If the effective date of the registration statement registering the resale of shares of common stock to be issued in the Paramount Solar acquisition is more than 15 days after the closing of such acquisition, then we may become obligated to pay additional consideration based on our share price on the date of the closing and our share price on the date of the effectiveness of such registration statement. This additional consideration may be paid in cash or in shares of our common stock.

Insiders have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

As of June 30, 2013, our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, owned approximately 70.0% of the outstanding shares of our common stock. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might affect the market price of our common stock.

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our company or changes in our management that the stockholders of our company may believe advantageous. These provisions include:

•	establishing a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	authorizing “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	limiting the ability of stockholders to call a special stockholder meeting;

•	limiting the ability of stockholders to act by written consent;

•	providing that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establishing advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock, to some extent, depends on the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

USE OF PROCEEDS

We estimate that the net proceeds we receive in this offering will be approximately $         million, after deducting underwriting discounts and estimated offering expenses we will pay. If the underwriters exercise their option in full, we estimate that our net proceeds will be approximately $         million. We intend to use the net proceeds from this offering and the concurrent convertible notes offering for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, we evaluate potential acquisitions and strategic transactions or businesses, technologies or products. Currently, however, we do not have any definitive agreements with respect to any material acquisitions or strategic transactions.

CAPITALIZATION

The following table sets forth the unaudited cash and cash equivalents and consolidated capitalization of SolarCity as of June 30, 2013:

•	on an actual basis, and

•

on an as adjusted basis to give effect to this offering and the concurrent issuance and sale by us of $100.0 million aggregate principal amount of convertible notes in the concurrent offering and the receipt of the net proceeds by us from the offering of the convertible notes, after deducting the underwriters’ discount and estimated offering fees and expenses payable by us.

The information in this table should be read in conjunction with the historical financial statements of SolarCity and the respective accompanying notes thereto in the Form 10-K and the Form 10-Q incorporated by reference into this prospectus.

	As of June 30, 2013
	Actual	As Adjusted
	(In thousands)
Cash, cash equivalents and short-term investments	$159,606	$

Current portion of long-term debt	$8,702	$

Long-term debt:
Long-term debt, net of current portion	115,213
% Convertible Senior Notes due 2018(1)	—

Total long-term debt	123,915

Shareholders’ equity:
Common stock, par value $0.0001 per share, 1,000 million shares authorized; 78.3 million shares issued and outstanding actual and 81.1 million shares issued and outstanding as adjusted(2)	7
Additional paid-in capital	348,081
Accumulated deficit(3)	(166,271)

Total stock equity	181,817

Non-controlling interest in subsidiaries	149,610

Total equity	331,427

Total liabilities and equity	$455,342	$

(1)	Transaction costs related to the issuance of the notes will be accounted for as debt issuance costs. The resulting debt issuance costs will be amortized as a component of interest expense in our consolidated statement of operations over the term of the notes.
(2)	Outstanding common stock does not include (i) approximately 10.2 million shares of common stock available for grant under our equity plans and 1.3 million shares reserved for issuance under our employee stock purchase plan, (ii) approximately 14.3 million shares underlying options, restricted stock and restricted stock units that were outstanding as of June 30, 2013, at a weighted average exercise price of approximately $8.87 per share, (iii) approximately 3.7 million shares of common stock issued in connection with our asset acquisition of Paramount Solar, subject to further adjustment, and (iv) shares of common stock issuable upon conversion of the convertible notes offered in the concurrent offering.

(3)	The only impact of this offering and the issuance of the notes to our consolidated statement of operations and therefore the accumulated deficit will be the interest expense related to the amortization of notes issuance costs, the interest costs related to the stated interest rate of the notes and the increased paid-in capital and outstanding shares as a result of this offering. Accordingly, while we have not presented a separate pro forma consolidated statement of operations, the impact of the notes offering to our pro forma consolidated statements of operations for the year ended December 31, 2012 and six months ended June 30, 2013, would be to increase our pro forma interest expense and pro forma net loss by $ and $ , respectively, and increase the pro forma basic and diluted loss per share attributable to common stockholders by $ and $ , respectively. The pro forma interest expense for each period has been calculated assuming that this offering and the notes offering were completed at the beginning of each of the periods, and give effect to the issuance of the notes, after deducting the underwriters’ discount and estimated offering fees and expenses payable by us, all upon the terms set forth herein.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the ticker symbol “SCTY.” Our common stock commenced trading on the NASDAQ Global Market on December 13, 2012. The following table sets forth for the periods indicated the high and low reported sales prices of our common stock as reported by NASDAQ.

	SolarCity Common Stock
	High	Low
Year Ending December 31, 2013
First Quarter	$20.38	$11.95
Second Quarter	$52.77	$18.00
Third Quarter (through September 13, 2013)	$45.60	$28.31

Year Ended December 31, 2012
Fourth Quarter (from December 13, 2012)	$13.00	$9.20

The last reported sale price of our common stock on the NASDAQ Global Market on September 13, 2013 was $34.23 per share. As of August 27, 2013, there were approximately 106 holders of record of our common stock.

DIVIDEND POLICY

We have never paid cash dividends. We do not intend to pay cash dividends on our common stock for the foreseeable future.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our certificate of incorporation and bylaws. This summary is not complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, each as amended to date. Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.0001 par value per share, and 100,000,000 shares of preferred stock, $0.0001 par value per share, all of which preferred stock is undesignated and none of which is issued and outstanding.

Common Stock

Common stockholders are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Common stockholders are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, common stockholders are entitled to share ratably in our net assets legally available for distribution after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Common stockholders have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of common stockholders are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 100,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of our common stockholders and the likelihood that our common stockholders will receive dividend payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

The holders of an aggregate of up to 51,862,956 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights.

The registration rights terminate with respect to the registration rights of an individual holder on the earliest to occur of December 2017 or such date as the holder can sell all of the holder’s shares in any three-month period under Rule 144 or another similar exemption under the Securities Act, unless such holder holds at least 2% of our voting stock.

Demand Registration Rights.    The holders of at least a majority of the shares subject to our investors’ rights agreement may demand that we effect a registration under the Securities Act covering the public offering and sale of all or part of such registrable securities held by such stockholders. Upon any such demand we must use our best efforts to effect the registration of such registrable securities that have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect two registrations in response to these demand registration rights.

Incidental Registration Rights.    If we register any securities for public sale, including pursuant to any stockholder initiated demand registration, holders of such registrable securities will have the right to include their shares in the registration statement, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The underwriters of any underwritten offering will have the right to limit the number registrable securities to be included in the registration statement, subject to certain restrictions.

Short Form Registration Rights.    We are obligated under our investors’ rights agreement to use commercially reasonable efforts to qualify and remain eligible for registration on Form S-3 under the Securities Act. At any time after we are qualified to file a registration statement on Form S-3, the holders of at least 10% of such registrable securities may request in writing that we effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000, subject to certain exceptions.

Expenses of Registration.    We will pay all registration expenses related to any demand, company or Form S-3 registration, including reasonable fees and expenses of one special counsel for the holders of such registrable securities, other than underwriting discounts, selling commissions and transfer taxes (if any), which will be borne by the holders of such registrable securities.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. We expect these provisions and certain provisions of Delaware law, which are summarized below, to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock.    As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire or obtain control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    Our certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our certificate of incorporation and bylaws provide that special stockholders meetings may be called only by the chairperson of the board of directors, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay our stockholders ability to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may preclude the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to acquire or obtain control of our company.

Board Classification.    Our certificate of incorporation divides our board of directors into three classes and provides that our stockholders elect one class each year. The directors in each class serve for a three-year term. Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to acquire or obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and Removal of Directors.    Our certificate of incorporation and bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our certificate of incorporation and bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our certificate of incorporation and bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware Anti-Takeover Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for shares of common stock.

The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing on the NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Market under the trading symbol “SCTY.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock sold pursuant to this offering to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws or the potential application of the Medicare contribution tax. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than a partnership or entity classified as a partnership for U.S. federal income tax purposes, that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number and certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Although not subject to withholding tax, dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by you in the United States) generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, as to which there can be no assurance, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale, net of certain deductions or credits, under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a sale or other disposition of our common stock paid to a “foreign financial institution,” as specially defined under applicable rules, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution, which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners. A U.S. federal withholding tax of 30% will also generally apply to payments of dividends and the gross proceeds of a sale or other disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. The withholding tax described above will generally apply with respect to payments of dividends on our common stock on or after July 1, 2014 and with respect to payments of the gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country, or change in Treasury regulations, may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each of the underwriters has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC

Total	2,800,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 420,000 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 420,000 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the offering price. If all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering will be approximately $1,036,569, which includes an amount not to exceed $30,000 that we have agree to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

We, our directors and executive officers, and funds affiliated with Draper Fisher Jurvetson, DBL Investors and Valor Solar Holding, LLC have agreed, during the period beginning the date hereof and continuing until, with respect to us and a group of “specified executive officers” consisting of our executive officers other than our chief executive officer, chief operating officer/chief technology officer and chief financial officer, until the date 90 days after the date of this prospectus, and with respect to the other stockholders agreeing to a lock-up, until the date 120 days after the date of this prospectus, and subject to limited exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities substantially similar to the notes offered in the concurrent note offering or the Common Stock or any securities convertible, exchangeable or exercisable for Common Stock or substantially similar securities, without the prior written consent of the representatives. In addition, for the specified executive officers, these lock-up restrictions will not apply to the sale of shares on or after December 1, 2013 pursuant to Rule 10b5-1 plans, and for all of our other stockholders, these lock-up restrictions will not apply to the sale of up to 10% of such stockholder’s shares on or after the date that is 60 days after the date of this prospectus.

With respect to us, the lock-up restrictions do not apply to:

•	shares sold pursuant to this offering;

•

the transfer or distribution of shares pursuant to any employee equity incentive plans contained in this prospectus, or upon the exercise, conversion or exchange of exercisable, convertible or exchangeable shares outstanding as of the date of the underwriting agreement; or

•

the issuance of shares, in amount up to an aggregate of 10% of the sum of our fully-diluted shares outstanding as of the date of this prospectus plus the shares loaned by us in this offering, in connection with mergers or acquisitions of securities, businesses, property or other assets (including pursuant to any employee benefit plans assumed in connection with such transactions), joint ventures, strategic alliances or equipment leasing arrangements (provided that in each case such recipients agree to lock up their shares for the balance of the lock-up period).

With respect to our officers, directors and funds affiliated with Draper Fisher Jurvetson, DBL Investors, and Valor Solar Holding, LLC, the lock-up restrictions do not apply to:

•

the transfer of shares acquired in open market transactions following completion of this offering, provided that such transfer is not reasonably expected to lead to, or result in, any public report or filing with the SEC;

•	the transfer or distribution of shares as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the lock-up restrictions described above;

•

the transfer or distribution of shares to any trust for the direct or indirect benefit of an officer, director or stockholder (as applicable) or the immediate family of such person, provided that the trustee of the trust agrees to be bound in writing by the lock-up restrictions described above;

•

the transfer or distribution of shares by will or intestate succession upon the death of such person, provided that the recipient agrees to be bound in writing by the lock-up restrictions described above;

•	the transfer or distribution of shares with the prior written consent of each of the representatives on behalf of the underwriters;

•

the exercise of options or other equity incentive awards issued pursuant to any stock option or similar equity incentive or compensation plan approved by our board of directors, provided that such plan is outstanding at the time of this offering, still in effect at the closing of this offering and described in this prospectus;

•

the exercise of warrants issued to such officer, director or stockholder including on a “cashless” or “net exercise” basis, provided that such exercise is subject to the restrictions set forth in the lock-up agreement and is not reasonably expected to lead to, or result in, any public report or filing with the SEC;

•	the entry into a Rule 10b5-1 plan to sell shares after the expiration of the applicable restricted period;

•

the transfer of shares or any security convertible into or exercisable or exchangeable for shares that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, subject to certain customary restrictions;

•

the transfer of shares or any security convertible into or exercisable or exchangeable for shares pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control of our company, subject to certain customary restrictions;

•	the transfer of shares to satisfy any tax obligations due as a result of the exercise of such options or warrants, subject to certain customary restrictions;

•	the transfer of shares to us in connection with the repurchase of shares issued pursuant to equity incentive grants or pursuant to agreements under which such shares were issued; or

•	pursuant to the terms of any stock pledge agreement in existence as of the date hereof and disclosed in our definitive proxy statement;

and provided that, pursuant to the second, third or fourth bullets in this paragraph, any transfer or distribution shall not involve a disposition for value and no filing or announcement by any party (donor, donee, transferor or transferee, as applicable) shall be required (except in the case of the fourth bullet above) or shall be voluntarily made in connection with any such transfer or distribution.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress. These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares and the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives or their respective affiliates have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

By submitting an order for an allocation in this offering, you are representing your eligibility to receive the allocation in accordance with Rule 105 of Regulation M.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of shares shall require the issuer or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has severally represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has severally agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Related Party Transactions

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates have provided, from time to time, and may in the future provide, certain commercial banking, investment banking and financial advisory services to us and our affiliates, for which they received, and in the future will receive customary fees.

In May 2013, we announced a lease financing agreement with an affiliate of Goldman, Sachs & Co. to fund more than $500 million in solar power projects (equivalent to an estimated 110 megawatts in generation capacity for homeowners and businesses). The lease financing agreement was entered in 2012, and the affiliate of Goldman, Sachs & Co. increased its commitment through an amendment entered into at the end of April 2013. The total investment by Goldman, Sachs & Co. will be funded in installments no more frequently than monthly through the end of 2013, subject to our satisfaction of conditions precedent set forth in the lease financing agreement. In March 2012, we entered into a term loan credit agreement with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Credit Suisse to obtain funding for the purchase of certain inventory and other working capital needs. This credit agreement has an approximately $58.5 million committed facility. The facility was secured by certain of our inventory. The facility matured and was fully paid off in August 2013. In September 2012, we entered into a revolving credit agreement with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse to obtain funding for working capital, letters of credit and general corporate needs. This revolving credit agreement has a $75.0 million committed facility and allows us to increase that commitment in an aggregate amount not to exceed $25.0 million, subject to, among other things, the absence of any default under the loan documents governing the loan and receipt of commitments from existing lenders or other financial institutions. The facility is secured by certain of our machinery and equipment, accounts receivables, inventory and other assets, excluding certain inventory pledged to other lenders. We closed a $100 million investment fund with Credit Suisse in August 2011 and closed an additional $100 million investment fund with Credit Suisse in May 2012, which was amended in January 2013 to increase Credit Suisse’s commitment by $80 million to a total commitment of $180 million. In June 2013, one of our subsidiaries entered a credit agreement with affiliates of Credit Suisse to obtain funding for working capital. This credit agreement allows the subsidiary borrower to borrow up to $100 million and to increase that commitment in an aggregate amount not to exceed an additional $50.0 million, subject to, among other things, the absence of any default under the loan documents governing the loan and receipt of commitments from existing lenders or other financial institutions. The facility is secured by certain accounts receivables and other contractual claims of, and our equity in, the subsidiary borrower.

In addition, in the ordinary course of their various business activities, the underwriters and their affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., has made loans in an aggregate amount of $125 million to Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003, or the Trust. Goldman Sachs Bank USA has agreed to make additional extensions of credit in an aggregate amount of $150 million to Elon Musk and the Trust, which together with the currently outstanding $125 million would total $275 million. We have been informed that Elon Musk and/or the Trust may borrow funds under this credit facility to fund their purchase of shares in the offering. Interest on these loans accrues at market rates. Goldman Sachs Bank USA received and will receive customary fees and expense reimbursements in connection with these loans. Mr. Musk and Goldman have a long-standing relationship of almost a decade. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman, Sachs & Co. We are not a party to these loans, which are full recourse against Mr. Musk and the Trust and are secured by a pledge of a portion of the SolarCity capital stock currently owned by Mr. Musk and the Trust and other shares of capital stock of unrelated entities owned by Mr. Musk and the Trust. The terms of these loans were negotiated directly between Mr. Musk and Goldman Sachs Bank USA. If the price of our common stock declines, Mr. Musk may be forced by Goldman Sachs Bank USA to provide additional collateral for the loans or to sell shares of SolarCity capital stock in order to remain within the margin limitations imposed under the terms of his loans. The loans between Goldman Sachs Bank USA and Mr. Musk and the Trust prohibit the non-pledged shares currently owned by Mr. Musk and the Trust from being pledged to secure other loans. In the case of any nonpayment or other event of default (including the inability to satisfy any margin call in the event of a significant decline in our common stock price), Goldman Sachs Bank USA may exercise its rights under the credit facility to obtain or sell shares pledged to cover the amount due under the loan. The lock-up agreement between the underwriters and Elon Musk and the Trust includes an exception to allow for the transfer of shares of our common stock held by Elon Musk and the Trust to Goldman Sachs Bank USA in connection with the exercise of its rights under the security and pledge agreement. After any such transfer, Goldman Sachs Bank USA could then sell such shares of our common stock during the lock-up period. Any transfers or sales of capital stock following a margin call that is not satisfied or to satisfy the obligations under the credit facility may cause the price of our common stock to decline further. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman, Sachs & Co.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 0.01% of our common stock. Certain legal matters in connection with the offering of the shares will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of SolarCity Corporation as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, incorporated by reference in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at our web site at http://www.solarcity.com. We do not intend for information contained in our web site to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table presents the costs and expenses we will pay, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts are estimates except the SEC registration fee.

SEC Registration fee	$14,797
FINRA filing fee	16,772
Printing and engraving expenses	100,000
Legal fees and expenses	400,000
Accounting fees and expenses	400,000
Blue sky fees and expenses	30,000
Transfer agent fees	10,000
Trustee fees and expenses	15,000
Miscellaneous fees and expenses	50,000

Total	$1,036,569

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also provides that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred for their service for or on our behalf. Our bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees for a legal proceeding.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2010, we have issued the following securities that were not registered under the Securities Act:

(1) Sales of capital stock

•	In June 2010, we issued 3,440,000 shares of Series E-1 preferred stock to eight accredited investors at a price of $6.25 per share for aggregate gross proceeds of approximately $21.5 million.

•	In June and July 2011, we issued 2,067,186 shares of Series F preferred stock to 12 accredited investors at a price of $9.68 per share for aggregate gross proceeds of approximately $20.0 million.

•	In November 2011, we issued 7,500 shares of common stock to one investor at a price of $1.62 per share for aggregate proceeds of approximately $12,112.

•	In December 2011, we issued 20,000 shares of common stock to one investor at a price of $0.0001 per share for aggregate proceeds of $1.00.

•

In February and March 2012, we issued 3,386,986 shares of Series G preferred stock to seven accredited investors at a price of $23.92 per share for aggregate gross proceeds of approximately $81.0 million.

•	In August 2012, we issued 112,835 shares of Series C preferred stock to two accredited investors upon exercise of outstanding warrants.

•	In May 2013, we issued 1,485,010 shares of common stock to an accredited investor upon exercise of outstanding warrants for aggregate proceeds of $8.0 million.

•	In September 2013, we issued 3,674,565 shares of common stock, subject to further adjustment, to certain accredited investors in connection with an asset acquisition.

(2) Warrants

•

In June 2010, September 2010 and April 2011, we issued warrants to purchase an aggregate of 1,485,010 shares of Series E preferred stock to an accredited investor at an exercise price of $5.41 per share.

•	In June 2011, we issued warrants to purchase an aggregate of 206,716 shares of Series F preferred stock to a total of 12 accredited investors at an exercise price of $9.68 per share.

(3) Options Issuances

•

From January 1, 2010 through December 12, 2012, we issued and sold an aggregate of 2,782,060 shares of common stock upon the exercise of options issued to certain officers, directors, employees and consultants of the registrant under our 2007 Plan at exercise prices per share ranging from $0.03 to $11.40, for an aggregate consideration of approximately $2.8 million.

•

From January 1, 2010 through December 12, 2012, we granted direct issuances or stock options to purchase an aggregate of 13,970,043 shares of our common stock at exercise prices per share ranging from $1.82 to $18.48 and 16,991 restricted stock units to employees, consultants, directors and other service providers under our 2007 and 2012 Plans.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, with respect to the items (1) and (2) above, and Rule 701 thereunder, with respect to the item (3) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 16th day of September, 2013.

SolarCity Corporation

By:	/s/ Lyndon R. Rive
Lyndon R. Rive
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Lyndon R. Rive Lyndon R. Rive	Founder, Chief Executive Officer and Director (Principal Executive Officer)	September 16, 2013

/s/ Robert D. Kelly Robert D. Kelly	Chief Financial Officer (Principal Financial and Accounting Officer)	September 16, 2013

* Peter J. Rive	Founder, Chief Operations Officer, Chief Technology Officer and Director	September 16, 2013

* Elon Musk	Chairman of the Board of Directors	September 16, 2013

* John H. N. Fisher	Director	September 16, 2013

* Antonio J. Gracias	Director	September 16, 2013

* Donald R. Kendall, Jr.	Director	September 16, 2013

* Nancy E. Pfund	Director	September 16, 2013

* Jeffrey B. Straubel	Director	September 16, 2013

*By:	/s/ Lyndon R. Rive
Lyndon R. Rive Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	File No.	Incorporated by Reference	Exhibit Filing Date

1.1#	Form of Underwriting Agreement

2.1	Asset Purchase Agreement, dated as of August 13, 2013, by and among SolarCity Corporation, Poppy Acquisition LLC, Paramount GR Holdings, LLC and Paramount Energy Solutions, LLC	8-K	001-35758	2.1	August 19, 2013

3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-K	001-35758	3.1	March 27, 2013

3.2	Amended and Restated Bylaws of the Registrant	10-K	001-35758	3.2	March 27, 2013

4.1	Form of Common Stock Certificate of the Registrant	S-1/A	333-184317	4.1	November 27, 2012

4.2	Form of Warrant	S-1	333-184317	4.2	October 5, 2012

4.3	Seventh Amended and Restated Investor’s Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated February 24, 2012	S-1	333-184317	4.4	October 5, 2012

5.1#	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Form of Indemnification Agreement for directors and executive officers	S-1	333-184317	10.1	October 5, 2012

10.2*	2007 Stock Plan and form of agreements used thereunder	S-1	333-184317	10.2	October 5, 2012

10.3*	2012 Equity Incentive Plan and form of agreements used thereunder	S-1	333-184317	10.3	October 5, 2012

10.4*	2012 Employee Stock Purchase Plan and form of agreements used thereunder	S-1	333-184317	10.4	October 5, 2012

10.5	Office Lease Agreement, between Locon San Mateo, LLC and the Registrant, dated as of July 30, 2010	S-1	333-184317	10.5	October 5, 2012

10.5a	First Amendment to Lease, between Locon San Mateo, LLC and the Registrant, dated as of November 15, 2010	S-1	333-184317	10.5a	October 5, 2012

10.5b	Second Amendment to Lease, between Locon San Mateo, LLC and the Registrant, dated as of March 31, 2011	S-1	333-184317	10.5b	October 5, 2012

10.6	Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of January 24, 2011	S-1	333-184317	10.6	October 5, 2012

10.6a	First Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of May 1, 2011	S-1	333-184317	10.6a	October 5, 2012

10.6b	Second Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of October 19, 2011	S-1	333-184317	10.6b	October 5, 2012

10.6c	Third Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of March 6, 2012	S-1	333-184317	10.6c	October 5, 2012

10.6d	Fourth Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of June 28, 2012	S-1	333-184317	10.6d	October 5, 2012

Exhibit Number	Exhibit Description	Form	File No.	Incorporated by Reference	Exhibit Filing Date

10.6e	Amendment to Term Loan Agreement and Revolving Credit Agreement, dated as of August 15, 2012, between the Company and U.S. Bank National Association	8-K	001-35758	10.6e	June 24, 2013

10.6f	Fifth Amendment to Term Loan Agreement, dated as of October 12, 2012, between the Company and U.S. Bank National Association	8-K	001-35758	10.6f	June 24, 2013

10.6g	Amendment to Term Loan Agreement, dated as of May 9, 2013, between the Company and U.S. Bank National Association	8-K	001-35758	10.6g	June 24, 2013

10.6h	Sixth Amendment to Term Loan Agreement, dated as of June 18, 2013, between the Company and U.S. Bank National Association	8-K	001-35758	10.6h	June 24, 2013

10.7	Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of April 1, 2011	S-1	333-184317	10.7	October 5, 2012

10.7a	First Amendment to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of October 19, 2011	S-1	333-184317	10.7a	October 5, 2012

10.7b	Second Amendment to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of March 6, 2012	S-1	333-184317	10.7b	October 5, 2012

10.7c	Third Amendment and Waiver to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of June 28, 2012	S-1	333-184317	10.7c	October 5, 2012

10.8	Credit Agreement among the Registrant, Bank of America, N.A., Goldman Sachs Bank USA, Credit Suisse AG and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 8, 2012	S-1	333-184317	10.8	October 5, 2012

10.8a	Amendment to Credit Agreement, dated as of October 12, 2012, among the Company, Bank of America, N.A., as Administrative Agent and the lenders party thereto	8-K	001-35758	10.8a	June 24, 2013

10.8b	Amendment to Credit Agreement, dated as of December 31, 2012, among the Company, Bank of America, N.A., as Administrative Agent and the lenders party thereto	8-K	001-35758	10.8b	June 24, 2013

10.8c	Amendment Number One to Credit Agreement, dated as of June 18, 2013, among the Company, Bank of America, N.A., as Administrative Agent and the lenders party thereto	8-K	001-35758	10.8c	June 24, 2013

10.9*	Offer Letter between the Registrant and Robert D. Kelly, dated October 6, 2011	S-1	333-184317	10.9	October 5, 2012

10.10**	Credit Agreement among the Registrant, Bank of America, N.A. and other banks and financial institutions party thereto, dated as of September 10, 2012	S-1	333-184317	10.10	October 5, 2012

Exhibit Number	Exhibit Description	Form	File No.	Incorporated by Reference	Exhibit Filing Date

10.10a	Amendment to Credit Agreement, dated as of October 12, 2012, among the Company, Bank of America, N.A., as Administrative Agent and the lenders party thereto	8-K	001-35758	10.10a	June 24, 2013

10.10b	Amendment to Credit Agreement, dated as of November 9, 2012, among the Company, Bank of America, N.A., as Administrative Agent and the lenders party thereto	8-K	001-35758	10.10b	June 24, 2013

10.10c	Amendment to Credit Agreement, dated as of December 31, 2012, among the Company, Bank of America, N.A., as Administrative Agent and the lenders party thereto	8-K	001-35758	10.10c	June 24, 2013

10.10d	Amendment Number One to Credit Agreement, dated as of June 18, 2013, among the Company, Bank of America, N.A., as Administrative Agent and the lenders party thereto	8-K	001-35758	10.10d	June 24, 2013

10.11**	Loan Agreement between City UB Solar, LLC (an indirect wholly owned subsidiary of the Registrant) and Union Bank, N.A., dated as of February 8, 2013	10-Q	001-35758	10.11	May 15, 2013

21.1	List of Subsidiaries	10-K	001-35758	21.1	March 27, 2013

23.1	Consent of Independent Registered Public Accounting Firm

23.2#	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (Included in Exhibit 5.1)

24.1#	Power of Attorney

*	Indicates a management contract or compensatory plan or arrangement.
**	Registrant has omitted portions of the relevant exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 under the Securities Act of 1933, as amended.
#	Previously filed.